Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-268859

Prospectus Supplement No. 1

(To Prospectus dated February 13, 2023)

Eargo, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated February 13, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-268859). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in Item 3.01 of our attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on February 6, 2023.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Eargo, Inc.’s common stock is listed on the Nasdaq Global Select Market tier of The Nasdaq Stock Market LLC under the symbol “EAR”. On February 10, 2023, the closing price of our common stock was $9.99.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 1, 2023

EARGO, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39616	27-3879804
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2665 North First Street, Suite 300 San Jose, California		95134
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (650) 351-7700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, $0.0001 par value per share	EAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on November 17, 2022, Eargo, Inc. (“Eargo” or the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, since the Company’s common stock had closed below Nasdaq’s $1.00 per share minimum bid price requirement for 30 consecutive business days, the Company no longer complied with Nasdaq Listing Rule 5450(a)(1).

On October 12, 2022, at the Company’s 2022 annual meeting, stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company’s common stock, at a ratio in the range of 1-for-5 to 1-for-50, with such ratio to be determined by the board of directors (the “Board”). On January 11, 2023, the Company issued a press release announcing that the Board had approved a 1-for-20 reverse stock split (the “Reverse Stock Split”) and on January 17, 2023, the Reverse Stock Split was effected.

On February 1, 2023, Eargo received a letter from Nasdaq informing the Company that, because the closing bid price of the Company’s common stock was at least $1.00 per share for the 10 consecutive business days ended January 31, 2023, the Company had regained compliance with Nasdaq Listing Rule 5450(a)(1).

Item 7.01.	Regulation FD Disclosure.

On February 6, 2023, the Company issued a press release announcing its receipt of the letter described above confirming its compliance with Nasdaq Listing Rule 5450(a)(1). A copy of the press release is attached hereto as Exhibit 99.1.

The information furnished in this Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1 attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated February 6, 2023.

104	Cover Page Interactive File, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 6, 2023	EARGO, INC.

	By:	/s/Adam Laponis
Adam Laponis
Chief Financial Officer

Exhibit 99.1

Nasdaq Confirms Eargo’s Minimum Bid Price Deficiency is Cured

SAN JOSE, Calif., Feb. 6, 2023 (GLOBE NEWSWIRE) — Eargo, Inc. (Nasdaq: EAR) (the “Company” or Eargo”), a medical device company on a mission to improve the quality of life of people with hearing loss, announced today that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated February 1, 2023 informing Eargo that the Company’s minimum bid price deficiency has been cured.

The letter from Nasdaq follows the Company’s 1-for-20 reverse stock split approved by stockholders on October 12, 2022 and effected on January 17, 2023, after which the closing price of the Company’s common stock was at least $1.00 per share for the 10 consecutive business days ended January 31, 2023.

About Eargo

Eargo is a medical device company on a mission to improve hearing health. Our innovative products and go-to-market approach address the major challenges of traditional hearing aid adoption, including social stigma, accessibility and cost. We believe our Eargo hearing aids are the first virtually invisible, rechargeable, completely-in-canal, FDA-regulated devices indicated to compensate for mild to moderate hearing loss. Our differentiated, consumer-first approach empowers consumers to take control of their hearing. Consumers can purchase online, at retail locations or over the phone and get personalized and convenient consultation and support from hearing professionals via phone, text, email or video chat. Eargo hearing aids are offered to consumers at approximately half the cost of competing hearing aids purchased through traditional channels in the United States.

Related Links

http://eargo.com

Investor Contact

Nick Laudico

Senior Vice President of Corporate Strategy and Investor Relations

ir@eargo.com